January 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Damon Colbert

Re:	HQ Sustainable Maritime Industries, Inc.
Registration Statement on Form S-3
Filed December 3, 2009
File No. 333-163454

Dear Mr. Colbert:

On behalf of HQ Sustainable Maritime Industries, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated December 16, 2009, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, with respect to the above referenced Form S-3 (the “Form S-3”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference, we have reproduced your original comments in their original number ordering and have provided our responses keyed to the comments right below the respective comments.

Part II

Exhibits

Exhibit 5.1 Legality Opinion

1.	We note that the registration statement on Form S-3 covers the registration of common stock, preferred stock, warrants and units. We also note that your legality opinion only opines upon the shares of common stock being registered. Revise your legality opinion as appropriate. We may have further comment.

Response:

Simultaneously with the submission of this response, the Company has filed Amendment No. 1 to the Form S-3 that includes an amended version of the Exhibit 5.1 legality opinion that opines on the common stock, preferred stock, warrants and units covered by the Form S-3.

2.	Please confirm that in connection with each takedown of securities you will file an amended legality opinion as an exhibit to the registration statement.

Response:

The Company confirms that it will file, as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference in the S-3 or to a post-effective amendment thereto, an amended legality opinion in connection with each takedown of securities.

* * *

We hope that these responses will be helpful in your review of our Form S-3. Please feel free to contact us or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212) 704-6063 or Paul Davis Fancher at (404) 885-3310 in case of any further comments or questions in this regard.

Sincerely yours,

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer

By:	/s/ Jean-Pierre Dallaire
Name:	Jean-Pierre Dallaire
Title:	Chief Financial Officer

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